April 12, 2007

Via Edgar and Facsimile

H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Java Detour, Inc.

Amendment No. 2 to Registration Statement on Form 10-SB (File No. 0-52357) Filed on December 8, 2006 and Amendment No. 2 to Registration Statement on Form SB-2 (File No. 333-139731) Filed on December 29, 2006

Ladies and Gentlemen:

On behalf of Java Detour, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 2 (the “Form 10-SB Amendment No. 2”) to the registration statement on Form 10-SB filed on December 8, 2006 (File No. 0-52357) (the “Form 10-SB Registration Statement”) and Amendment No. 2 to the registration statement on Form SB-2 filed on December 29, 2006 (File No. 333-139731) (the “Form 10-SB Amendment No. 2”). We are also forwarding to you via Federal Express courtesy copies of this letter, Form 10-SB Amendment No. 2, in a clean and marked version to show changes from Amendment No. 1 to Form 10-SB as filed on February 14, 2007, and SB-2 Amendment No. 2, in a clean and marked version to show changes from the Amendment No. 1 to SB-2 as filed on February 14, 2007.

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter, dated March 13, 2007, in respect of the Registration Statement and later confirmed via telephone that its comments similarly applied to the Company’s registration statement on Form SB-2. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following. Please note that SB-2 Amendment No. 2 has been revised to address the Staff’s comments set forth below as applicable.

General

1.
Comment: We have reviewed your response to comments 3, 4, and 5 in our letter dated January 5, 2007 and note that you did not include the requested financial statements in your amended filing. In your next Form 10-K and/or amended registration statement, whichever is filed first, please ensure you include financial statements of the accounting acquirer, JDCO, Inc. through December 31, 2006 that fully reflect your recapitalization transaction. As previously requested, please also:

•
Detail for us in your response the balance sheet adjustments you recorded on the acquisition date. To assist in our review, provide us with a tabular presentation of your balance sheet on the acquisition date that includes columns for (1) Media USA before the merger, (2) JDCO before the merger, (3) acquisition adjustments, and (4) the consolidated company after the merger; and

H. Christopher Owings
Securities and Exchange Commission
April 12, 2007

•	Explain how the transaction impacted your historical earnings per share computations, including the effect on your weighted average shares outstanding.

Response: We respectfully note the Staff’s comment and the Company has included the financial statements of JDCO, Inc. through December 31, 2006 as requested. Additionally, to assist the Staff’s review the Company has attached the requested tabular presentation as Annex A to this response letter.

The transaction’s impact on the Company’s historical earnings per share for the year ended December 31, 2006 was $0.03 per share. The transaction did not have an impact on the Company’s historical earnings per share for the year ended December 31, 2005.

Item 1. Description of Business, page 1

Overview

2.
Comment: We note your response to comment 6 in our letter of January 5, 2007. Please furnish support that your drink preparation systems are “highly refined.” Absent support, please delete this description.

Response: We respectfully note the Staff’s comment and have revised the Company’s disclosure to omit the reference to our drink preparation systems as “highly refined.”

Company-Owned Stores, page 2

3.
Comment: We note the deletions in the number of stores to be opened pursuant to the Development Agreement and the time period with Pavilion Development. Were these agreements modified to delete those provisions? If not, your discussion should include that information and indicate in the case of the Development Agreement the reasons for not meeting the terms as well as the consequences. In addition, your agreements should indicate the dates and material terms of each contract. State the current status of the Cinnabon stores. We note from your discussion you anticipate they will be operational by the end of the 1st quarter. Revise the discussion with Pavilion to discuss how “assistance” is defined. File the contracts pursuant to Number 6 in Part III of Form 1-A. We may have further comment.

H. Christopher Owings
Securities and Exchange Commission
April 12, 2007

Response: We respectfully note the Staff’s comment and the Company confirms that the development agreements with First Street Ventures and Pavilion Development were not modified to delete the previously referenced provisions.

With respect to the development agreement with First Street Ventures, the Company had an agreement for First Street Ventures to develop turn-key stores for the Company under the Java Detour® brand; however the terms of such agreement did not specify a minimum number of stores that had to be developed by First Street Ventures. The information previously disclosed in the Form 10-SB Registration Statement did not accurately describe the terms of the development agreement; therefore, the deletion in the number of stores opened pursuant to the development agreement with First Street Ventures was made in order to accurately update such disclosure. Further, there were no adverse consequences borne by either party as a result of the development agreement terminating after only six stores were developed thereunder.

With respect to the development agreement with Pavilion Development, the disclosure was updated to correct a typographical error. Further, the Company has revised its disclosure to clarify how “assistance” is defined.

Further to the Staff’s request, we have updated the Company's disclosure under "Item 1. Description of Business-Company-Owned Stores" to include the following:

•  the dates of each development agreement; and
•  the current status for the Cinnabon Stores, reflecting an updated expected opening date for the first store by the end of 2007.

Additionally, we have filed the development agreements with First Street Ventures and Pavilion Development as material contracts (Exhibits 10.13 and 10.14, respectively).

Expanding complementary, page 4

4.	Comment: Revise to clarify, if true, that you intend to hire a sourcing director, but you are not in the “process” of hiring someone.

Response: We respectfully note the Staff’s comment and have updated the disclosure to accurately reflect the fact that the Company has decided not to hire a sourcing director at this time; instead, the entire management team will work to source all products sold as well as establish new accounts in other distribution channels.

Description of Property, page 25

5.	Comment: Indicate the expiration date of existing stores and if any will be in the near future, state the status of any negotiations for extensions.

H. Christopher Owings
Securities and Exchange Commission
April 12, 2007

Response: We respectfully note the Staff’s comment and have updated the disclosure to indicate the general expiration dates of existing stores as well as the fact that none of the Company’s leases are expiring in the near future.

Item 2. Management’s Discussion and Analysis or Plan of Operations, page 15

6.	Comment: We note your response to comment 26 in our letter of January 5, 2007. Please quantify your financial obligations under the agreements you describe under Company owned stores.

Response: We respectfully note the Staff’s comment and confirm that the Company is not initially subject to any financial obligations pursuant to its strategic agreements. The Company has various strategic agreements with different developers wherein the developers are responsible for locating store sites, building out the retail store space for the Company and incurring all upfront costs associated with such development. The Company is not financially obligated unless and until it has approved a particular site and accepts delivery of a store that has been developed and built to the Company’s previously agreed upon specifications.

We have updated the disclosure under “Item 7. Certain Relationships and Related Party Transactions and Director Independence - First Street Ventures LLC and our Company” of Form 10-SB Amendment No. 2 to quantify the financial obligations owed by the Company to First Street Ventures pursuant to their development agreement. We have also updated the disclosure under “Item 1. Description of Business - Company-Owned Stores” of Form 10-SB Amendment No. 2 to disclose the fact that the Company had not paid any fees to Pavilion Development as of December 31, 2006; however, beginning in June 2007, the Company will be obligated to pay monthly rent for its first store developed by Pavilion Development. The Company also confirms that it does not currently have any other financial obligations under its other strategic agreements.

7.	Comment: It is unclear where you have responded to comment 27 in our letter of January 5, 2007. Please advise or revise.

Response: We respectfully note the Staff’s comment and confirm that the Company responded to comment 27 from your letter of January 5, 2007 when it filed Amendment No. 1 to Form 10-SB on February 14, 2007. Please see the additional information disclosed under “Item 2. Management’s Discussion and Analysis or Plan of Operations-Overview” as included in Amendment No. 1 to Form 10-SB in response to comment 27 from your letter of January 5, 2007. We confirm that other than the general trends disclosed under “Item 2. Management’s Discussion and Analysis or Plan of Operations-Overview” there are currently no specific trends, events, or uncertainties that the Company is aware of which it believes are reasonably likely to have a material effect on its net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition.

H. Christopher Owings
Securities and Exchange Commission
April 12, 2007

Management’s Discussion and Analysis or Plan of Operations

Critical Accounting Policies and Estimates, page 16

8.
Comment: Please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in assumptions used in determining the fair value of your long-lived assets would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified, Please refer to SEC Release No. 33-8350. Please also limit your critical accounting policies to those where:

•
the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimates and assumptions on financial condition or operating performance is material.

Response: We respectfully note the Staff’s comment and have revised the discussion of the Company’s critical accounting policies and estimates to focus on assumptions and uncertainties that underlie its critical accounting estimates.

Results of Operations, page 20

9.
Comment: Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the decrease in selling and general administrative expenses for the nine months ended 2005 to 2006 was primarily due to decreases in staffing support growth and in insurance and professional fees. Please explain in reasonable detail the reasons why these items decreased. See SEC Release No, 33-8350.

H. Christopher Owings
Securities and Exchange Commission
April 12, 2007

Response: We respectfully note the Staff’s comment and have revised the relevant disclosures under “Item 2. Management’s Discussion and Analysis or Plan of Operations-Results of Operations” to explain in reasonable detail the reasons underlying intermediate causes of change in the Company’s operating results.

10.
Comment: Where you describe more than one business reason for a significant change in a financial statement line item between periods, please quantify, where possible, the incremental impact of each individual business reason on the overall change. In doing so, please ensure you quantify in dollars:

•	changes in comparable store sales and non-comparable store sales in your analysis and discussions of revenues; and

•	the amounts of material merchandise costs and buying and occupancy costs in your analysis and discussions of costs of sales.

Please refer to Item 303(b) of Regulation S-B and SEC Release No. 3-8350.

Response: We respectfully note the Staff’s comment and where the Company describes more than one business reason for a significant change in a financial statement line item between periods, we have revised the relevant disclosures to quantify, where possible, the incremental impact of each individual business reason on the overall change. We specifically note that the Company did not quantify the amounts of material merchandise costs and buying and occupancy costs in the analysis and discussion of cost of sales because the disclosure only described one business reason for the change in cost of sales between the periods being compared.

11.
Comment: Please disclose how you calculate the change in same store sales from period to period, including how you treat relocated and remodeled stores as well as stores that were closed or sold during the period.

Response: We respectfully note the Staff’s comment and confirm that the Company calculates the change in same store sales from period to period by comparing the sales results for only those stores that are open for the full terms of the periods which are being compared. Newly opened, closed or sold stores are excluded in the comparative analyses of same store sales. We have also updated the discussion and analysis of sales and other operating revenues to clarify how same store sales are calculated by the Company.

Liquidity and Capital Resources, page 22

12.
Comment: Please provide a more informative analysis and discussion of financial condition, changes in financial condition and cash flows from operating activities, including changes in working capital components. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. In addition, to the extent that you have any material commitments, please disclose the nature and amount of those commitments as well as the anticipated source of funds to fulfill the commitments. Please refer to Item 303(b) of Regulation S-B and SEC Release No. 33-8350.

H. Christopher Owings
Securities and Exchange Commission
April 12, 2007

Response: We respectfully note the Staff’s comment and have updated the disclosures to provide a more informative analysis and discussion of the financial condition, changes in financial condition and cash flows from operating activities, as requested. Further to the Staff’s request that the Company identify any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in its liquidity, the Company confirms that it has no knowledge of any such specific trends or uncertainties at this time.

Executive Compensation, page 28

13.
Comment: Please update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive and director compensation and related person disclosure. Refer to Items 6 and 7 of Form 10-SB and Securities Act Release No. 33-8732A; 34-55009 located on our website at www.sec.gov.

Response: We respectfully note the Staff’s comment and have updated the executive and director compensation disclosures and related party disclosures to conform with the newly implemented disclosure requirements.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 29

14.
Comment: We note your response to comment 28 in our letter of January 5, 2007. It does not appear you have discussed the basis on which the terms of the reverse merger were determined. Please advise or revise.

Response: We respectfully note the Staff’s comment and have further updated the Company's disclosure under “Item 7. Certain Relationships and Related Transactions and Directors Independence-Reverse Merger” to provide additional details regarding the background of the reverse merger.

15.
Comment: We have reviewed your response to comment 33 in our letter dated January 5, 2007. As required by paragraphs 18-19 of SFAS 5 and Rule 4-08(b) of Regulation S-X, please disclose the carrying amount of assets pledged as collateral under your debt agreements.

H. Christopher Owings
Securities and Exchange Commission
April 12, 2007

Response: We respectfully note the Staff’s comment and have updated the Company’s balance sheet to remove “Substantially Pledged” from the face of its balance sheet. Most of the Company’s liabilities that are collateralized by its assets are collateralized by specific assets. We have updated the disclosures in Notes 6 and 7 to the financial statements to disclose which assets are collateralized for specific debt. The remaining debt of $80,658 is collateralized by all other assets of the Company as disclosed in Note 6.

16.
Comment: We have reviewed your response to comment 34 in our letter dated January 5, 2007 and note that the cost of the leasehold improvements contributed to you by the original stockholders exceeded the book value of your receivable due from stockholders. Citing applicable accounting guidance, please explain how you accounted for this contribution of assets and tell us if you recorded an addition to equity for the excess contribution, In order to facilitate our review, please provide us with the journal entries you used to record the asset contribution.

Response: We respectfully note your comment and confirm that the Company made advances to certain of the Company's original shareholders from December 2005 through September 2006. These advances were non-interest bearing and payable upon the demand of the Company. The shareholders repaid such advances during 2006 by applying payroll owed to them in the aggregate amount of $56,972 and by paying for and contributing leasehold improvements into newly constructed Java Detour® store locations in the aggregate amount of $201,900. The journal entry is summarized as follows:

	Dr	Cr

Leasehold improvements	201,900
Management compensation	56,972
Shareholder advances		258,872

The above entry was recorded on September 30, 2006 on the books of JDCO, Inc.

Consolidated Statements of Operations, page F-4

17.
Comment: We have reviewed your response to comment 36 in our letter dated January 5, 2007. We do not understand the methodology you have used to categorize expense items between controllable and non-controllable expenses. In this regard, we note that operating supplies are included in controllable expenses while advertising and marketing expenses are included in the uncontrollable category. We would expect the opposite to be true. We would generally expect expenses to be classified and disclosed by function (cost of sales, selling expenses, and general administrative expenses) or by their nature (materials, wages, depreciation, and so forth). Please reclassify the amounts included in these line items to selling general and administrative expenses, other operating costs and expenses, or a more appropriate functional expense line item, as applicable.

H. Christopher Owings
Securities and Exchange Commission
April 12, 2007

Response: We respectfully note the Staff’s comment and the Company agrees that categorizing expense items by function or nature is the proper methodology. Accordingly, the Company has reclassified amounts previously included in its line items for non-controllable and controllable expenses to a single line item for store operating expenses. This methodology is consistent with industry practices.

Consolidated Statements of Cash Flows, page F-6

18.
Comment: Please explain why you classify changes in the due from stockholders line item within operating cash flows. Considering that these amounts represent advances to stockholders, it appears that classification within financing activities is more appropriate. Please also explain why the contribution of non-monetary assets in settlement of the due from stockholders receivable has not been reflected as a non-cash transaction on your consolidated statements of cash flows for the nine months ended September 30, 2006 on page F-26. See paragraph 32 of SPAS 95.

Response: We respectfully note the Staff’s comment and the Company agrees that classifying changes in the due from stockholders line item in financing activities is more appropriate. The Company has updated its consolidated statements of cash flows to reflect this reclassification. Additionally, the Company has updated its consolidated statements of cash flows to reflect the contribution of non-monetary assets in settlement of the advances to shareholders as an acquisition of property and equipment through contribution by such shareholders as a non-cash transaction.

Revenue Recognition, page F-9

19.
Comment: We have reviewed your response to comment 39 in our letter dated January 5, 2007. As discussed in paragraph 7 of EITF 01-09, offers of free or discounted products that are exercisable after a customer has completed a specified cumulative of revenue transactions, such as “point” and loyalty programs, are outside the scope of EITF 01-09. Accordingly, your reward/gift card program should be accounted for under EITF 00-22 and you should either defer a portion of the revenue for customer transactions earning the rewards until those rewards are redeemed or accrue for the cost of the awards as they are earned by customers. If you accrue for these awards as they are earned, we further believe that the related expense should be reflected in cost of sales. Please revise your financial statements to comply with EITF 00-22.

H. Christopher Owings
Securities and Exchange Commission
April 12, 2007

Response: We respectfully note the Staff’s comment. In accordance with EITF 00-22, the Company defers a portion of the revenue for customer transactions which earn rewards by reducing revenue and recording a liability. Currently this liability is included in “Accrued expenses and other current liabilities” on the Company’s Consolidated Balance Sheet. We note that the Company disclosed that its reward and loyalty programs are being accrued on page F-10 of Amendment No. 2 to Form 10-SB.

Note 5 - Notes Receivable, page F-13

20.
Comment: We have reviewed your response to comment 42 in our letter dated January 5, 2007 and continue to believe that you should present the gain on sale of your store within non-operating income. It does not appear that you have sold owned stores in the past and you do not appear to discuss your plans and prospects for selling owned stores going forward. Furthermore, the amount currently recorded in revenue is a net gain, not the gross proceeds on sale, and it appears the entire gain went directly to gross margin since there was no corresponding cost of sale. Please revise your filing accordingly or tell us why you still believe your presentation is appropriate.

Response: We respectfully note the Staff’s comment and the Company agrees that the gain on sale of its Bakersfield store is more accurately classified as non-operating income. The Company has updated its financial statements to reflect the reclassification of the gain on the sale of its Bakersfield store as non-operating income, specifically including the amount as “Other income” on the Company’s Consolidated Statement of Operations.

Note 11 - Income Taxes, page F-18

21.
Comment: We have reviewed your response to comment 44 in our letter dated January 5, 2007 and again request that you review your income tax disclosures to ensure they fully comply with paragraphs 45-47 of SFAS 109. Your bottom table on page F-19 should reconcile to the total income tax benefit and not just the current portion. Please also tell us how the valuation allowance increases disclosed in your table at the top of page F-19 reconcile to the net change in the valuation allowance quantified in the last paragraph of Note 11.

Response: We respectfully note the Staff’s comment. The Company believes that showing the details of the separate components of current and deferred in separate tables (third and fourth tables) that reconcile to the summary in the first table more accurately discloses the information presented than showing one single table would. The net change in the valuation allowance quantified in the last paragraph of Note 11 was incorrect and has since been omitted.

H. Christopher Owings
Securities and Exchange Commission
April 12, 2007

22.
Comment: We have reviewed your response to comment 46 in our letter dated January 5, 2007. As previously requested, please disclose in your filing the information requested in our prior comment. Please also clarify where you have presented the table reconciling the historical relationship between pre-tax earnings for financial reporting purposes and taxable income for income tax purposes.

Response: We respectfully note the Staff’s comment and the Company confirms that they have provided the requested information to the Staff in our initial response to comment 46 in the Staff’s letter dated January 5, 2007. The information provided previously was comprised of estimates and analysis provided by the Company and was unaudited. The Company further believes the information does not belong in the audited consolidated financial statement footnotes. The Company respectfully refers you to the fourth table in Note 11 to the Consolidated Financial Statements on page F-17 of Form 10-SB Amendment No. 2 for the presentation of the historical relationship between pre-tax earnings for financial reporting purposes and taxable income for income tax purposes.

Notes to Unaudited Consolidated Financial Statements

Note 14 - Private Placement and Proposed Reverse Merger, page F-42

23.
Comment: We have reviewed your response to comment 47 in our letter dated January 5, 2007. Please note that you must adopt FASB Staff Position No. EITF 00-19-2 on January 1, 2007. The FSP requires that a contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement be separately analyzed under SFAS 5 and FIN 14. Please tell us the impact the adoption of FSP 00-19-2 had on your financial statements as of the required implementation date.

Response: We respectfully note the Staff’s comment and the Company confirms that it adopted FASB Staff Position No. EITF 00-19-2 early as allowed by the pronouncement. In light of the Company’s early adoption of FSP EITF 00-19-2, the Company’s financial statements for the year ended December 31, 2006 have been affected as the Company recorded a contingent liability of $150,000 in potential penalties the Company may have to pay pursuant to its share registration rights agreement relating to shares sold in its recent private placement. Refer to Note 12 of financial statements for a complete description of the impact the Company’s early adoption of this FSP had on its financial statements.

H. Christopher Owings
Securities and Exchange Commission
April 12, 2007

Please do not hesitate to contact the undersigned or Joanne Johnson, at (310) 552-5000 with any questions.

Sincerely,

Thomas J. Poletti, Esq.

cc:	Michael Binninger, Java Detour, Inc. (w/o enclosures) Anita Karu, Securities and Exchange Commission

Annex A

JDCO, INC., d.b.a. JAVA DETOUR
CONSOLIDATED BALANCE SHEETS
September 30, 2006

	Java Detour	Media USA	Proforma Adjustments		Proforma Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$226,031	$-	$-		$226,031
Accounts receivable, net	63,649	-	-		63,649
Due from stockholders	-	-	-		-
Current portion of notes receivable	34,649	-	-		34,649
Inventories	59,076	-	-		59,076
Deferred offering cost	198,241	-	-		198,241
Prepaid expenses	131,837	-	-		131,837
Total current assets	713,483	-	-		713,483
NONCURRENT ASSETS:
Notes receivable, net of current portion	409,822	-	-		409,822
Property and equipment, net	5,038,497	-	-		5,038,497
Intangibles	80,165	650	(650)	1	80,166
Prepaid expense	12,318	-	-		12,318
Deferred tax assets	485,647	-	-		485,647
Other assets	51,141	-	-		51,141
TOTAL ASSETS	$6,791,073	$650	$(650)		$6,791,074
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$705,022	$-	$-		$705,022
Deferred revenue	118,000	-	-		118,000
Notes payable	-	-	-		-
Capital lease obligations	-	-	-		-
Related party notes payable	-	-	-		-
Line of credit payable	-	-	-		-
Accrued expenses and other current liabilities	226,523	-	-		226,523
Total current liabilities	1,049,545	-	-		1,049,545

Notes payable, net of current portion	1,495,266	-	-		1,495,266
Capitalized lease obligations, net of current portion	991,426	-	-		991,426
Line of credit payable, net of current portion	1,625,788	-	-		1,625,788
Convertible notes payable, net of discount	1,330,246	-	-		1,330,246
Related party notes payable, net of current portion	1,383,233	-	-		1,383,233
Related party convertible notes payable	470,000	-	-		470,000
Deferred rent	223,601	-	-		223,601
Preferred dividends payable	173,341	-	-		173,341
Total liabilities	8,742,446	-	-		8,742,446

STOCKHOLDERS’ EQUITY:
Series A, 6% Cumulative Convertible Preferred stock,
$0.001 par value; 379,870 shares authorized; 295,454
shares issued and outstanding	296	-	-		296
Series B, 6% Cumulative Convertible Preferred stock,
$0.001 par value; 300,000 shares authorized; 0
shares issued and outstanding	-	-	-		-
Common stock, $0.001 par value; 10,000,000 shares authorized;
3,671,297 shares issued and outstanding
as of December 31, 2005 and 2004	3,671	10,000	(10,000)	1	3,671
Additional paid in capital	1,398,190	384,167	(384,167)	1	1,398,191
Accumulated deficit	(3,353,527)	(393,517)	393,517	1
			650	1	(3,352,877)
Total stockholders’ equity (deficit)	(1,951,370)	650	-		(1,950,719)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$6,791,076	$650	$-		$6,791,727

A-1

JDCO, INC., d.b.a. JAVA DETOUR
CONSOLIDATING STATEMENTS OF INCOME

	Java Detour	Media USA		Proforma Adjustments			Proforma Consolidated

OPERATING REVENUES:
Sales and other operating revenues	$4,783,727	$		$			$4,783,727
Cost of sales	(1,357,615)						(1,357,615)
Gross profit	3,426,112						3,426,112
OPERATING EXPENSES:
Store expenses:
Direct and indirect labor	1,532,643						1,532,643
Controllable expenses	291,114						291,114
Non-controllable expenses	579,531						579,531
Total store expenses	2,403,288						2,403,288

Selling, general and administrative expenses	748,221		8,536		(8,536)	1	748,222
Depreciation	310,967						310,967

Total operating expenses	3,462,476		8,536		(8,536)		3,462,477
(LOSS) FROM OPERATIONS	(36,364)		(8,536)		8,536		(36,365)
OTHER INCOME/(EXPENSE)
Other income	39,599						39,599
Interest expense	(619,794)						(619,794)
Other expenses					(650)	1
	(47,913)		(225,000)		225,000	1	(48,563)
Total other income/(expense)	(628,108)		(225,000)		224,350		(628,758)
NET (LOSS) BEFORE INCOME TAXES	(664,472)		(233,536)		232,886		(665,123)
INCOME TAX BENEFIT	3,996						3,996
NET (LOSS)	$(660,476)		$(233,536)		$232,886		$(661,127)
PREFERRED STOCK DIVIDENDS	(44,937)						(44,937)
NET (LOSS) ATTRIBUTED TO COMMON
STOCKHOLDERS	(705,413)		(233,536)		232,886		(706,064)
NET (LOSS) PER SHARE:
BASIC AND DILUTED	$(0.19)		$(0.06)		$0.06		$(0.19)
WEIGHTED AVERAGE SHARES
OUTSTANDING
BASIC AND DILUTED	3,671,297		3,671,297		3,671,297		3,671,297

Proforma Adjustments

The adjustments related to the unaudit proforma consolidating balance sheet are computed assuming the acquisition of the Company by JDCO Inc. was consummated on November 30, 2006. The adjustments related to the unaudited porforma consolidating statement of operations for the period ended November 30, 2006. There was no consolidated impact on earning per share for the year ended December 31, 2005 and the consolidated impact on earnings was $.03 per share for the year ended December 31, 2006.

Note 1 - Adjustment to Liabilities Equity and Statement of Operations

In connection with the acquisition by JDCO, Inc. the Company did not assume any assets or liabilities of JDCO, Inc. The capital structure of JDCO, Inc. was converted to the structure of the Company. All expenses of JDCO, Inc. have been adjusted to reflect the expenses of the Company. The Company recorded $650 of expense in connection with the acquisition to write off organization costs.

A-2